Peloton Therapeutics, Inc.

2330 Inwood Road, Suite #226

Dallas, Texas 75235

July 10, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549-3720

Attention:	Sonia Bednarowski
Justin Dobbie
Christine Torney
Lisa Vanjoske

Re:	Peloton Therapeutics, Inc. Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-231077)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Peloton Therapeutics, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above or the earliest practicable date thereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-231077), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on April 26, 2019 and was amended on May 13, 2019. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company is applying for withdrawal of the Registration Statement because the Company has entered into the Agreement and Plan of Merger (the “Merger Agreement”), dated May 20, 2019, by and among the Company, Merck Sharp & Dohme Corp. (“Merck”) and Palm Merger Sub, Inc. Upon the consummation of the transactions contemplated by the Merger Agreement and the other agreements signed by the Company in connection therewith, the

U. S. Securities and Exchange Commission

July 10, 2019

Company will become a wholly owned subsidiary of Merck. Accordingly, the Company has determined at this time not to proceed with the public offering to which the Registration Statement relates and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We request that the Commission grant this application for the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please direct any questions with respect to this withdrawal to Tony Jeffries at (650) 849-3223 or tjeffries@wsgr.com.

[Signature Page Follows]

U. S. Securities and Exchange Commission

July 10, 2019

Sincerely, PELOTON THERAPEUTICS, INC.

By:	/s/ John Josey
Name: John Josey
Title: Chief Executive Officer

cc:	Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Robert Ishii, Wilson Sonsini Goodrich & Rosati, P.C.